June 7, 2007

Mail Stop 4561

VIA U.S. Mail and Fax 714-241-8979

Ms. Marie M. May
Chief Financial Officer
Homelife, Inc.
1503 South Coast Drive, Suite 204
Costa Mesa, CA 92626

Re: Homelife, Inc.
        Form 10-KSB for the year ended May 31, 2005
        File No. 000-30424

Dear Ms. May:

        We issued comments to you on the above captioned filing on March 5, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 21, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

        If you do not respond to the outstanding comments or contact us by June 21, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

        Please contact Kevin Woody at 202-551-3629 if you have any questions.

                                                Sincerely,

                                                Kevin Woody
                                                Branch Chief